AMENDMENT OF

BUSINESS ACTIVITIES FRAMEWORK AGREEMENT

(Amended, Novated and Restated)

商业活动框架协议（经修订、更新并重述）之修正案

This Amendment of Business Activities Framework Agreement (Amended, Novated and Restated) (together with all annexes attached hereto, this "***Amendment***") is made and entered into by and among Huansheng Photovoltaic (Jiangsu) Co., Ltd ("***HSPV***"), Huansheng New Energy (Jiangsu) Co., Ltd, a company organized under the laws of the PRC ("***HSNE***", and together with HSPV, collectively the "***Manufacturers***"), Maxeon Solar Technologies, Ltd., a company organized under the laws of Singapore ("***MAXN***"), Tianjin Zhonghuan Semiconductor Co., Ltd., a company organized under the laws of the PRC ("***TZS***"), and SunPower Systems International Limited, a company organized under the laws of Hong Kong ("***SPSI***", and together with MAXN and TZS, collectively the "***Customers***") (the Manufacturers and the Customers, collectively the "***Parties***") on November 15, 2021 （"**Amendment Date**"）.

本商业活动框架协议修正案（经修订、更新并重述）（连同所有附录，下称本"**修正案**"）由环晟光伏（江苏）有限公司（下称"**环晟光伏**"），环晟新能源（江苏）有限公司，一家依据**中国**法律组织成立的公司（下称"**环晟新能**"，连同**环晟光伏**合称为"**制造商**"），Maxeon Solar Technologies, Ltd.，一家依据新加坡法律组织成立的公司（下称"**MAXN**"），天津中环半导体股份有限公司，一家依据**中国**法律组织成立的公司（下称"**TZS**"）以及 SunPower Systems International Limited，一家依据**香港**法律组织成立的公司（下称"**SPSI**"，连同 **MAXN** 和 **TZS** 合称为"**客户**"）（**制造商**和**客户**合称为"**各方**"）之间于 2021 年 11 月 15 日（"**修正日**"）签署。

RECITALS

前言

WHEREAS, on February 8, 2021, the Parties entered into a Business Activities Framework Agreement (Amended, Novated and Restated) with respect to the P-Series Products manufactured by the Manufacturers (the "**Framework Agreement**").

鉴于，**各方**在 2021 年 2 月 8 日签署了关于**制造商**制造的 **P 系列产品**的商业活动框架协议（经修订、更新并重述）（下称"**框架协议**"）。

WHEREAS, the Parties wish to amend certain clauses of the Framework Agreement from the Amendment Date with respect to the allocation of P-Series Products among the Customers.

鉴于，**各方**希望自**修正日**起，就 **P 系列产品**在**客户**之间的分配，修订**框架协议**的一些条款。

WHEREAS, the Parties wish all other rights and obligations of the Parties to remain as set out in the Framework Agreement and the Master Supply Agreement dated on February 8, 2021 and amended on the Amendment Date (“MSA”). 鉴于，各方希望各方的所有其他权利和义务仍受框架协议和于 2021 年 2 月 8 日签署并于修 正日修订的供货主协议（“供货主协议”）之规定的约束。 NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, each of the Parties agrees as follows: 为此，基于良好及有价约因，特此确认充分并予以接受，每一各方同意达成如下协议： AGREEMENT 协议 1. Defined Terms. Capitalized terms used herein that are not otherwise defined herein shall have the meanings given to them in the Framework Agreement. 术语定义。本修正案中使用的未另行定义的黑体术语应具有框架协议中赋予的含 义。 2. Specifications. Schedule 2 (Product Description) shall be amended and replaced in its entirety by Annex 1 (Schedule 2 – Product Description) to this Amendment. 规格。附件2（产品描述）应全部由本修正案的附录1（附件2-产品描述）修订和替 换。 3. Output Allocation. Section 2.2(a) shall be amended and replaced in its entirety as follows: 产量分配。第2.2(a)条应全部修订和替换如下： - Existing Provision: each Customer's Output Allocation shall be one-third (1/3) of the aggregated annual capacity of Manufacturers. - 现有条款： 每一客户的产量分配应为制造商年总产量的三分之一（1/3）。 - New Provision:

Subject to paragraphs (c) through (e) below, each Customer's Output Allocation shall be one-third (1/3) of the aggregated annual production capacity of Manufacturers, which is 8GW at the time of this Amendment. - 新条款： 受制于下文(c)至(e)段的规定，每一客户的产量分配应为制造商年总产量的三 分之一（1/3），该年总产量在本修正案签署时为8GW。 4. Demand Forecasts. Section 2.2(b) shall be amended and replaced in its entirety as follows: 需求预测。第2.2(b)条应全部修订和替换如下： - Existing Provision: The Output Allocation shall be broken down to and administered on a quarterly basis, based on the production plan of Manufacturers and the demand forecasts provided by the Customer under Schedule 3 (Product Forecasting Mechanism) to this Agreement. - 现有条款： 产量分配应在制造商的生产计划和客户按照本协议附件 3（产品预测机制） 提供的需求预测的基础上按季度进行分解和管理。 - New Provision: The Output Allocation shall be broken down to and administered on a monthly basis, based on (i) the production plan of the Manufacturers and (ii) the demand forecasts and commitments of purchased volume provided by the Customers under Schedule 3 (Demand Forecasting Mechanism) to this Amendment. - 新条款： 产量分配应在 (i)制造商的生产计划和 (ii)客户按照本修正案附件 3（需求预测 机制）提供的需求预测和采购数量承诺的基础上按月度进行分解和管理。 5. Schedule 3. Schedule 3 of the Framework Agreement (Product Forecasting Mechanism) shall be amended and replaced in its entirety by Annex 2 (Schedule 3 - Demand Forecasting Mechanism) to this Amendment. The defined terms in the existing Schedule 3 shall be deleted from the definitions of Schedule 1, and the defined terms in the new Schedule 3 shall be added to the definitions of Schedule 1. 附件3。框架协议的附件3（产品预测机制）应全部由本修正案的附录2（附件3 - 需求 预测机制）所修订与取代。现有附件3所定义的术语须从附件1的定义中删除，而新附 件3所定义的术语须加入附件1的定义。 6. Miscellaneous 其他 (a) This Amendment and the Framework Agreement shall form one and the same agreement. All provisions of the Framework Agreement which are not expressly modified, amended or supplemented by this Amendment and which are not inconsistent with this Amendment shall remain binding and in full force and effect among the Parties. 本修正案和框架协议应构成同一份协议。框架协议的所有条款，凡未经本修正案 明确修改、修订或补充，也不与本修正案相抵触的，均仍然对各方具有约束力， 并仍然完全有效。 (b) This Amendment shall take effect on Amendment Date and remain in effect during the term of the Framework Agreement. 本修正案应于修正日起生效，并在框架协议有效期内持续有效。 (Signature pages to follow) （以下为签字页）